Exhibit 3.1

The following amendment (the “Amendment”) to the Articles of Incorporation of the Company was adopted by the Company’s Board of Directors on March 24, 2015:

The existing Section 1 of ARTICLE III shall be deleted in its entirety and shall be replaced by the following:

Section 1. The aggregate number of shares of stock which the corporation is authorized to issue is Twenty Million (20,000,000), all of which is common stock without par value.